15049280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 06 2015 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dresner Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 N. Clark St., Suite 3550
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd.
(Name – *if individual, state last, first, middle name*)

NBC Tower - Suite 1500 455 N. Cityfront Plaza Dr.	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Dresner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dresner Investment Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARY REID
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Jan 12, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRESNER INVESTMENT SERVICES, INC.

YEAR ENDED DECEMBER 31, 2014

ORBA® OSTROW REISIN BERK & ABRAMS LTD.

CERTIFIED PUBLIC ACCOUNTANTS

DRESNER INVESTMENT SERVICES, INC.

YEAR ENDED DECEMBER 31, 2014

DRESNER INVESTMENT SERVICES, INC.

YEAR ENDED DECEMBER 31, 2014

CONTENTS

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Report of independent registered public accounting firm

Board of Directors and shareholder
Dresner Investment Services, Inc.
Chicago, Illinois

We have audited the accompanying financial statements of Dresner Investment Services, Inc. (the Company) (an Illinois Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and comprehensive loss, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Dresner Investment Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, and the computation for determination of reserve requirements under Rule 15c3-3 (exemption) and information relating to the possession and control requirements under Rule 15c3-3 (exemption) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2015

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014	
ASSETS	
Current assets:	
Cash and cash equivalents	$ 2,749,545
Trade receivables, less allowance for doubtful accounts of $932,351 (Note 2)	312,799
Prepaid expenses	67,500
Total current assets	3,129,844
Investments, at cost	49,714
Investment, at fair value (Note 3)	127,752
Property and equipment:	
Computer equipment	17,115
Furniture	4,125
Automobile	42,927
	64,167
Less accumulated depreciation	(49,158)
Property and equipment, net	15,009
Total assets	$ 3,322,319

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31, 2014	
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current liabilities:	
Accounts payable	$ 22,757
Accrued expenses	129,131
Due to affiliates (Note 9)	805,702
Total current liabilities	957,590
Long-term liabilities:	
Due to shareholder (Note 10)	18,320
Distribution payable	780,662
Total long-term liabilities	798,982
Total liabilities	1,756,572
Lease commitments (Note 8)	
Shareholder's equity:	
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 100,000 shares	7,615
Paid-in capital	25,000
Retained earnings	1,476,996
Accumulated other comprehensive income:	
Net unrealized gain on available-for-sale securities	56,136
Total shareholder's equity	1,565,747
Total liabilities and shareholder's equity	$ 3,322,319

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

Year ended December 31, 2014	
Revenue, fee income (Note 4)	$ 3,641,600
Operating expenses:	
Support services	1,265,489
Bad debts (Note 2)	445,184
Wages and benefits	1,994,216
Total operating expenses	3,704,889
Operating loss	(63,289)
Financial income (expense):	
Interest income	5,554
Interest expense	(11,162)
Other income	30,500
Total financial expense, net	24,892
Loss before income tax expense	(38,397)
State income tax expense	2,755
Net loss	$ (41,152)
Net decrease in unrealized gain on available-for-sale securities	(34,214)
Comprehensive loss	$ (75,366)

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common stock	Paid-in capital	Retained earnings	Accumulated unrealized gain on available-for-sale securities	Total shareholder's equity
Balance, December 31, 2013	**$ 7,615**	**$ 25,000**	**$ 2,123,742**	**$ 90,350**	**$ 2,246,707**
Comprehensive income:					
Net loss			**(41,152)**		**(41,152)**
Net decrease in unrealized gain on available-for-sale securities				**(34,214)**	**(34,214)**
Comprehensive loss					**(75,366)**
Distributions			**(605,594)**		**(605,594)**
Balance, December 31, 2014	**$ 7,615**	**$ 25,000**	**$ 1,476,996**	**$ 56,136**	**$ 1,565,747**

See notes to financial statements.

DRESNER INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2014	
Operating activities:	
Net loss	$ (41,152)
Adjustments to reconcile above to cash used in operating activities:	
Depreciation	10,659
Provision for losses	445,184
(Increase) decrease in operating assets:	
Trade receivables	(585,725)
Prepaid expenses	86,556
Increase (decrease) in operating liabilities:	
Accounts payable	22,757
Accrued expenses	(38,283)
Due to affiliates	77,437
Due to shareholder	(10,373)
Cash used in operating activities	(32,940)
Investing activities:	
Purchase of property and equipment	(3,484)
Purchase of investments	(368)
Cash used in investing activities	(3,852)
Financing activity:	
Payments on note payable, shareholder	(3,327)
Cash used in financing activity	(3,327)
Decrease in cash and cash equivalents	(40,119)
Cash and cash equivalents, beginning of year	2,789,664
Cash and cash equivalents, end of year	$ 2,749,545
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ 11,162
Non-cash financing activity:	
Distributions declared but not paid	$ 605,594

See notes to financial statements.

1. Description of business

Dresner Investment Services, Inc. (the Company) was incorporated in Illinois on April 12, 1993. The Company, which was admitted as a Financial Industry Regulatory Authority (FINRA) (formerly known as NASD) member in 1994, provides investment banking services for middle market companies. These services include advising clients on mergers and acquisitions, divestitures, recapitalizations, placement of debt, equity securities and corporate valuations.

The Company's shareholder is also the sole shareholder of three other legal entities sharing common ownership and management control. These entities were incorporated to provide management, professional and consulting services and are not subject to regulatory agencies' oversight. (See Note 9)

2. Summary of significant accounting policies

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Changes in the valuation allowance for trade receivables were as follows:

Year ended December 31, 2014	
Balance, beginning of year	$ 487,167
Provision for losses	445,184
Write off of accounts receivable balance	
Balance, end of year	$ 932,351

2. Summary of significant accounting policies (continued)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investments:

The investment reported at fair value is an equity security with a readily determinable market value.

Investments also include noncontrolling interests in two closely-held corporations, which do not have readily determinable fair values and are reported at cost.

Investment gains (losses) and income are reported in the statement of operations.

Property and equipment and related depreciation:

Property and equipment are stated at cost. Provisions for depreciation of property and equipment are computed under accelerated and straight-line methods over the estimated useful lives of the assets.

Income taxes:

The Company uses the cash method of accounting for tax reporting purposes and the accrual method of accounting for financial statement purposes.

Since its inception, the Company elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income taxes on its income, if any. Instead, the shareholder of the Company is liable for the federal income taxes on his respective share of the Company's income, if any. However, the Company is liable for state income taxes, where applicable.

The Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for fiscal years ended prior to December 31, 2011.

3. Investment, at fair value

As required by the Fair Value Measurements and Disclosures of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, the Company defines fair value, expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The value of the Company's investment which is required to be carried at fair value is exchange-traded and is, therefore, considered a Level 1 asset.

Investment at fair value is as follows at December 31, 2014:

	Cost	Fair value	Unrealized gain
Publicly-traded financial services industry common stock	$ 71,616	$ 127,752	$ 56,136

4. Revenue

The Company's services are contracted under a variety of billing arrangements, including hourly, fixed and success fees. Revenue includes all amounts billed to clients during the year and adjustments for the settlement of previously billed and disputed fees. Revenue is not recognized from contracts that the Company and its clients have not reached an agreement as to earned fees and/or costs if the amounts are not determinable.

5. Credit risk

The Company maintains its cash in bank accounts at a Chicagoland area bank. Such accounts, at times, may exceed federally-insured limits. The Company has uninsured balances approximating $1,861,853 at December 31, 2014. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

6. Major clients

Four clients accounted for approximately 70% of the Company's revenue for the year ended December 31, 2014. Two clients accounted for approximately 31% of accounts receivable at December 31, 2014.

7. Employee retirement plan

Effective September 1, 2002, the Company and its affiliates began a defined-contribution retirement plan (401(k) plan) with a profit-sharing feature covering substantially all employees. Under the plan, the Company may make a discretionary contribution based on salary and contributions of all employees who meet the service requirements as prescribed by the plan. The expense related to this plan allocated to the Company was $68,902 for the year ended December 31, 2014.

8. Lease commitments

The Company shares occupancy costs of its office facilities in Illinois with the three entities described in Note 9. Each entity is responsible for its agreed-upon share of base rent and real estate taxes and operating expenses of the facilities and the Company has recorded its proportionate share of expenses. The Company leases its office space under a non-cancelable lease which expires in July 2020.

The Company also leases an office space in New York under a non-cancelable lease which expires in April 2015.

For the year ended December 31, 2014 rent expense for its operating lease was $132,691.

The total remaining annual minimum rental payments, tenant's proportional share of operating costs and real estate taxes and reimbursement from other entities sharing occupancy, are as follows:

Year ending December 31:	Amount
2015	$ 119,985
2016	124,847
2017	141,411
2018	145,092
2019	148,773
Thereafter	88,037
Total	$ 768,145

9. Related party transactions

Dresner Capital Resources, Inc. (DCR), one of the related corporations which is wholly-owned by the sole shareholder of the Company, provides all of the administrative support services. DCR pays a majority of the Company's office expenses and other costs, including payroll and related payroll taxes. The Company will reimburse DCR for the expenses charged.

Allocation of expenses, referred to as "support services," are made by DCR to the Company and its affiliates. Expenses specific to the Company and its affiliates are allocated directly to the entity to which the expense applies. If the expense does not specifically apply to the Company or its affiliates, they are apportioned based on an allocation percentage determined by management.

The Company also shares employee resources with Dresner Corporate Services, Inc. (DCS) and Dresner Securities, Inc. (DSI) and bills the related party for each company's share of corresponding employee costs.

Ellie Realty, L.L.C. is also a related entity. The Company paid $90,000 to Ellie Realty L.L.C. for consulting services rendered during 2014.

During 2014 the Company paid approximately $2,674,657 to these related corporations for administrative support services and wages.

The following amounts were due to the above related companies.

December 31, 2014	
Dresner Capital Resources, Inc.	**$ (808,692)**
Dresner Corporate Services, Inc.	**2,990**
Total	**$ (805,702)**

10. Note payable, shareholder and due to shareholder

The Company owes $18,320 to its sole shareholder for opening a bank account on behalf of the Company at December 31, 2014.

11. Subsequent events

Management of the Company has reviewed and evaluated subsequent events from December 31, 2014, the financial statement date, through February 26, 2015, the date the financial statements were available to be issued. No events have occurred in this period that would be required to be recognized and/or disclosed in these financial statements as required by generally accepted accounting principles.

DRESNER INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2014	
Total shareholder's equity	$ 1,565,747
Deductions and/or charges:	
Nonallowable assets:	
Investments	(49,714)
Other assets	(395,308)
Adjusted net capital	1,120,725
Minimum net capital requirement (6-2/3% of liabilities)	117,105
Excess net capital	$ 1,003,620
Reconciliation with Company's computation of minimum capital requirements:	
Net capital, as reported in the Company's X-17A-5	$ 1,141,976
Nonallowable assets not reported on original focus report:	
Investments	(21,251)
Adjusted net capital per above	$ 1,120,725

DRESNER INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2014

The Company does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 Paragraph (k)(2)(i) under the Securities Exchange Act of 1934.

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Report of independent registered public accounting firm

Board of Directors and shareholder
Dresner Investment Services, Inc.
Chicago, Illinois

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Dresner Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2015

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

ORBA® OSTROW REISIN BERK & ABRAMS LTD.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Dresner Investment Services, Inc.
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Dresner Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and copies of cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

NBC Tower - Suite 1500 | 455 N. Cityfront Plaza Dr. | Chicago, IL 60611-5313 | P: 312.670.7444 | F: 312.670.8301 | www.orba.com
Independent Affiliate of BKR International

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 26, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*********977*******************ALL FOR AADC 606
046575 FINRA DEC
DRESNER INVESTMENT SERVICES INC
20 N CLARK ST STE 3550
CHICAGO IL 60602-5086

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 9,180.00

B. Less payment made with SIPC-6 filed (exclude interest) (4,254.00)
7/28/14
Date Paid

C. Less prior overpayment applied (∅)

D. Assessment balance due or (overpayment) 4,926.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 4926.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4926.00

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dresner Partners
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 18 day of Feb., 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,677,653
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5553.60	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	5554.00
Total deductions	5554.00
2d. SIPC Net Operating Revenues	$ 3,672,099
2e. General Assessment @ .0025	$ 9180.00
	(to page 1, line 2.A.)